Exhibit 99.2

CAPITALIZATION

The following table sets out SEK’s consolidated capitalization as at June 30, 2010. This table should be read in conjunction with the unaudited financial statements included in our Report on Form 6-K for the six months ended June 30, 2010.

(Skr millions)
Senior debt:
Long-term	263,686.3
Short-term	70,193.7
Total senior debt (1), (2)	333,880.0

Subordinated debt:
Long-term	3,197.6
Short-term	—
Total subordinated debt (1)	3,197.6

Equity:
Share capital (3,990,000) shares issued and paid-up, par value skr 1,000 made up of 2,579,394 Class A shares and 1,410,606 Class B shares) (3)	3,990.0
Fair value reserves	1,472.0
Retained earnings	7,582.4
Net profit for the period	375.3

Total	13,419.7

Total capitalization	350,497.3

(1)                                  At June 30, 2010, our consolidated group had no contingent liabilities. Other than that disclosed herein, we had no other indebtedness as at June 30, 2010.

(2)                                  Unguaranteed and unsecured.

(3)                                  In accordance with our Articles of Association, SEK’s share capital shall neither be less than Skr 1,500 million nor more than Skr 6,000 million.

There has been no material change in SEK’s capitalization, indebtedness, contingent liabilities and guarantees since June 30, 2010.